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03 DEC 15 AM 7:21

03045168

File No. 82-34719

December 8, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 12/17

Enclosure
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

NY:825993.1

Press Release from Securitas AB

November 28, 2003

Securitas broadens nomination procedure

Securitas nomination committee to consult Marianne Nilsson, Robur and Thomas Halvorsen, Fourth Swedish National Pension Fund's before the Annual General Meeting 2004

At Securitas Annual General Meeting the 8th of April 2003, a nomination committee was elected consisting of Gustaf Douglas and Melker Schörling, representing the principal owners of Securitas AB. Further, the Annual General Meeting decided that the nomination committee would during the autumn 2003 appoint two candidates from the larger institutional owners for consultations in the nomination procedure. For this, the nomination committee has appointed Marianne Nilsson, Robur and Thomas Halvorsen, Fourth Swedish National Pension Fund's.

Further information:
Melker Schörling, Chairman Securitas AB: +46 8 614 39 30

The press release is also available on: www.securitasgroup.com
Securitas broadens nomination procedure

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70